Exhibit 99.1

Guardforce AI Expands its Robotics-as-a-Service Business Offering in Japan and the United States

NEW YORK, NY / June 22, 2022 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ:GFAI, GFAIW), an integrated security solutions provider, announced today that it has opened new offices in Tokyo, Japan and San Francisco, California, expanding its Robotics-as-a-Service (RaaS) business lines in these two markets. The Company’s robotics solutions offering in these two locations will include the T-series robot for reception services, food delivery robots, and disinfection robots for restaurants, shopping malls and hotels.

Terence Yap, Chairman of Guardforce AI, commented, “Opening offices in Tokyo and San Francisco mark important milestones as these two markets represent significant opportunities for our RaaS business line. With increasing labor costs and the aging population, in Japan alone automated robotic services are expected to double from 2020 to 2026. In addition, San Francisco is a well-known tech hub with high quality technology engineers and renowned technology research centers, making it the perfect location to set up our RaaS operations to attract talent and build a comprehensive technology ecosystem surrounding our RaaS solutions. We are rapidly expanding in key markets globally to meet the growing needs of our clients and partners with the goal of becoming a leading provider of RaaS services worldwide.”

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ:GFAI, GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection. For more information, visit www.guardforceai.com.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading "Risk Factors" as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

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